Exhibit 99.2

MANAGEMENT REPORT

MESSAGE FROM MANAGEMENT

We began 2020 by announcing, during Suzano Day held in February, our ambitious long-term goals to be achieved by 2030, in convergence with the United Nations 2030 Agenda. Among the diverse commitments announced, our most challenging goals were becoming even more climate positive, removing 40 million tons of carbon equivalent from the atmosphere, offering 10 million tons of products from renewable sources, which replace plastics and other petroleum-based products, and mitigating the problem of income distribution by helping to lift 200,000 people out of poverty in our areas of influence.

Until then, it was not possible to estimate the impact of COVID-19 on society in 2020. Even before the authorities announced restrictive measures on circulation, we allowed more than 4,000 of our administrative employees to work from home and implemented a broad set of measures to directly take care of the 11,000 people who work every day in our operations. As in many organizations, Suzano needed to adapt, without knowing for sure the consequences, but we did everything we could to operate with the lowest risk of contamination for our employees and their families. All this without affecting customer service, while ensuring the supply of our products, which are essential for hygiene, education and welfare of our society. We did this while continuously supporting our clients and suppliers, especially those depend the most on our operations.

The pandemic also caused sudden changes in every work front of our business. Our Paper Business Unit was the worst affected. We faced a sharp decline in demand for printing and writing papers due to the closure of certain establishments, such as schools and offices and, in light of the scenario, we had to react very quickly to reorganize our production and inventories. We managed to recover our sales pace from the third quarter. On the other hand, we observed a growing demand worldwide for consumer goods, sanitary papers and packaging, which led our clients to operate close to capacity, driving the demand for pulp. It must be noted that despite all the difficulties faced in 2020, our forest, industry and logistics operations delivered exceptional performance, reflecting the commitment and dedication of all the employees of Suzano.

Despite the adverse market scenario, with pulp prices close to the lowest standards of the last ten years, Suzano remained strongly resilient, delivering remarkable results throughout the year, such as significant cash generation, reduction of approximately 1 million tons of pulp inventory, execution of 100% of the deleveraging plan, the 9% reduction in cash cost of pulp production, mainly due to the synergies captured from the business combination with Fibria Celulose S.A. in January 2019.

The capture of these operating synergies exceeded expectations, totaling R$ 1.3 billion per year (before taxes) on a recurring basis between 2019 and 2020. This amount resulted from the reductions in costs, expenses and capex in the supplies, forestry, industrial, logistics, sales, administrative and personnel areas.

Another highlight of the year was the global secondary public offering of Suzano shares by BNDESPAR, the investment arm of the Brazilian Development Bank (BNDES) which divested its entire 11% interest in the company for R$ 6.9 billion. The offering closed a long and important cycle of investments by BNDES in a highly capital intensive sector and in which Brazil is a global leader. The public offering, the biggest ever in the pulp and paper sector, enabled the expansion and greater dilution of Suzano’s shareholder base with the entry of new investors (37%) and a significant allocation by those whose investment criteria are based on ESG aspects (30%).

In 2020, we continued to align sustainability with business and intensified our initiatives in the world of sustainable finance. In the third quarter of 2020, we issued the first Sustainability-Linked Bond (SLB) in the Americas, the second worldwide and the first in line with the guidelines set by the International Capital Market Association (ICMA). We approached the market on two occasions: in September, when we raised US$ 750 million, and in November, when we resumed negotiations and raised over US$ 500 million, at annual interest rates of 3.95% and 3.10%, respectively, and coupon of 3.75%. In both cases, we obtained the lowest ever rates in our history of international funding operations - in the November issue, we obtained the lowest ever rate for Brazilian companies and for ten-year deals. We linked the issue of these bonds to the goal of reducing by 10.9% our greenhouse gas emissions by 2025, in line with the Company’s long-term goal for 2030, that stipulates a 15% reduction. We hope to contribute directly to combating climate change and, through this model of issue, increasingly stimulate other companies to undertake the same commitment.

Still on the ESG front, the results achieved in 2020 underscored the advances made by Suzano on the environmental, social and governance issues. In November, the company was included in the select 2020-2021 portfolio of the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets). Apart from Suzano, only 10 other Brazilian companies have been included in the new portfolios underlying the DJSI indices. In early December, we had also been included in the portfolio of the Corporate Sustainability Index (ISE) of B3 for 2021. The portfolio announced consists of 46 stocks of 39 companies and is valid from January 4 to December 30, 2021.

Lastly, we made significant advance in our performance on the social front. We increased the number of households served by our income generation programs from 10,550 to 14,700 and also helped to increase the income generated by these families. As a result, as part of our long term goal, we lifted people out of poverty in the communities where we operate during a year when we needed to help many of these families to find alternatives to keep working in the absence of consumers for their products. Still on the social front, we made advances on the issue of Diversity and Inclusion and reached the goals established for 2020 on gender diversity and LGBTI+, and we still have important challenges ahead regarding the goals of blacks and people with disabilities. This is an essential journey that brings us both challenges and the motivation to overcome them.

We at Suzano step into 2021, taking with us the imponderable lessons that 2020 taught us and the achievements made possible by our resilience. We will remain focused on creating sustainable and innovative solutions to the challenges faced by society in a constant process of transformation and renovation. Moving forward together, firmly.

The Management.

OVERVIEW

Suzano, the company resulting from the merger of Suzano Papel e Celulose and Fibria Celulose, is committed to becoming the global benchmark in the sustainable use of natural resources. A world leader in market pulp production and one of Latin America’s largest paper producers, the company exports to more than 80 countries and, through its products, is present in the lives of more than 2 billion people. With its ten plants and the joint operation Veracel, it has installed capacity of 10.9 million tons of market pulp and 1.4 million tons of paper per year.

The Company has over 35,000 direct and indirect employees and has been investing for more than 90 years in innovative solutions based on planted trees.

INNOVATION

Innovability – the fusion between innovation and sustainability – is a concept proposed by Suzano to innovate and create value in a sustainable manner throughout its value chain, from the nursery to the products and services we offer to our clients. Investments in R&D&I represent a competitive advantage for the company and support the construction of our long-term vision and goals.

In 2020, one of the greatest technological innovations in the area of Genetic Enhancement was the development of a novel clonal selection system, which helps to decide on the clones that will be planted in Suzano's forests, resulting in higher pulp productivity and mitigation of risks. On the Forest Management front, technological innovations are aimed at increasing forest yield and reducing operating costs, in line with the sustainability issues of the forest business. In 2020, all the recommendations were proposed, discussed and validated at the Suzano Management System (SMS) forum, which enabled the creation of the bases for operational planning, budget and increasing the yield of our forests.

In the field of Biotechnology, we made advances in diverse research platforms through our subsidiary FuturaGene. In the area of crop protection, we conducted regulatory studies on herbicide tolerance and pest resistance technologies, which will optimize the use of chemicals and bring other social and environmental gains. To increase crop yield, we expanded the experimental planting of clones derived from genetically modified eucalyptus, already approved by the National Technical Commission on Biosafety (CTNBio), which continues to produce excellent results. We have also started tests using other technologies for this purpose. Other highlights of the year were the advances made in Bioinformatics and Genomics. In this segment, we have identified parts of the genome responsible for an important characteristic of eucalyptus and we are ready, in 2021, to apply this discovery in the generation of new clones, significantly reducing the time of this process.

In pulp development, we expanded the use and development of digital technologies in production by using machine learning and virtual sensors. We streamlined production processes and supplied to the market two new pulp products to meet the technical and regulatory requirements of our clients. We also intensified the evaluation of technologies to add value to our industrial waste in line with Suzano’s long-term goals. In the Paper and Packaging Business Unit, we launched new products, such as paperboard made with post-consumer shavings (TPCyle) and paper for the bags market (Greenbag), as well as products that replace plastic in straws (Loop) and cups (BlueCup).

As for the future businesses of Suzano, in the Biorefinery segment, we partnered with Spinnova to produce textile threads from microfibrillated cellulose (MFC). We also intensified efforts to develop materials from renewable resources, such as bio-oil, nanocellulose, biocomposites and lignin for use in diverse value chains. Our bio-materials can replace fossil-based products, improve the performance of materials such as plastics and phenolic resins, and reduce the carbon footprint of these chains, in line with the Company’s long-term goals. We invested in the expansion of our pilot mills and in analytical resources at the Limeira Laboratory to ramp up our research capacity and reduce the time to market of our developments.

With the focus on ensuring the safety of all the R&D processes and projects at Suzano, in 2020 we rolled out a robust process to monitor the regulatory aspects related to the company’ business. With regard to intellectual property, we continued to protect our innovations, filing applications for 11 new patents and six new Eucalyptus cultivars. We also improved our intellectual property management by implementing a strategy to safeguard our industrial secrets.

PULP BUSINESS UNIT

Despite the negative impacts of the pandemic on the global economy, the pulp market remained buoyant throughout 2020, driven by shifting consumption behaviors, which led to a strong growth in the demand for sanitary paper and packaging. In this scenario, Suzano, anchored on its commercial strategy, ensured uninterrupted supply to all its clients and significantly reduced inventories, despite a scenario of constant challenges. Suzano registered record volumes in 2020, with production totaling 9,800 thousand tons (up 12% from 2019) and sales totaling 10,823 thousand tons (up 15% from 2019).

On the supply side, pulp availability in the market remained relatively balanced during the year, with more than 2 million tons of pulp unexpectedly withdrawn from the market, offsetting the increase in production by some producers, as well as the temporary conversions of integrated capacities and of dissolving pulp to market pulp for the paper industry.

Net revenue from pulp totaled R$ 25,578 million in 2020, (up 22% from 2019), due to the appreciation of the average USD against the BRL and the 15% growth in pulp sales despite the decline in price in USD (-19%). Exports accounted for 93% of total pulp revenue, while domestic sales represented 7%. With regard to distribution for end use, 64% of pulp sales went to sanitary paper production, 16% to printing and writing paper, 13% to special papers and 7% to packaging.

Average net price of pulp was US$ 458/ton in 2020 (down 19% from 2019), while average net price in BRL stood at R$ 2,388/ton, increasing 7% from 2020 despite the lower prices in USD since the depreciation of BRL against the USD during the year offset the price adjustments in the international market. Cash cost of production excluding downtime in 2020 was R$ 604 per ton, decreasing 9% from 2019, reflecting the capture of operating synergies from the business combination with Fibria, despite the 31% increase in average USD against the BRL, which mainly impacted the cost of raw materials.

PAPER AND PACKAGING BUSINESS UNIT

According to Brazil's Forestry Industry Association (Ibá), domestic sales of printing and writing paper and paperboard contracted 12% in 2020 compared to 2019, while imports declined 39%.

Suzano’s paper production reached 1.18 million tons, decreasing 5% from 2019. This decline is due to the cutback in the production of printing and writing paper to adapt to the demand scenario resulting from the COVID-19 pandemic, which was partially offset by the increase in tissue production, which was positively impacted by the pandemic. Paper sales totaled 1.18 million tons and, though this number represents a 6% decline from 2019, the results are positive considering the declines seen in the market.

In 2020, net revenue from paper sales was R$ 4,882 million, down 2% from the previous year. Net revenue from the domestic market declined 4%, while revenue from exports remained in line with the 2019 number, growing 1%. Of the total net revenue, 69% came from domestic sales and 31% from exports. The breakdown of Suzano's total revenue from paper sales in 2020 was: 84% in Latin America (including Brazil), 5% in North America and 11% in other regions. Average net paper price in 2020 was R$ 4,148/ton, 5% higher than in 2019.

ECONOMIC AND FINANCIAL PERFORMANCE

Results

The consolidated financial statements were prepared in accordance with the standards of the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC) and comply with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operational and financial information of Suzano S.A. is presented on a consolidated basis and in Brazilian real (R$). Note that the numbers may present discrepancies due to rounding.

Net Revenue

Suzano’s net revenue in 2020 was R$ 30,460 million, an increase of 17% from the R$ 26,013 million in 2019, due to the increase in average USD against the BRL and the 15% growth in pulp sales, despite the decline in USD prices (-19%).

Cost of Goods Sold (COGS)

In 2020, cost of goods sold totaled R$ 18,966 million, down 9% from the R$ 20,743 million in 2019, due to the lower effect of PPA (-R$ 2.4 billion) and lower cash production cost (-9%), which were partially offset by the increase in average USD against the BRL, which affects the portion of cost denominated in USD and, logistics costs related to maritime freight.

Gross Profit

Gross profit increased from R$ 5,269 million in 2019 to R$ 11,494 million in 2020 due to operating results, mentioned above.

Selling and Administrative Expenses

Selling expenses totaled R$ 2,175 million in 2020, up 14% from the R$ 1,905 million registered in 2019. This increase is mainly due to the 31% increase in average USD against the BRL and the 15% growth in pulp sales volume. On a per-ton basis, the increase was 13%, mainly due to the effect of exchange rate variation on expenses in foreign currency and higher logistics expenses.

Administrative expenses came to R$ 1,443 million in 2020, an increase of 23% from the R$ 1,173 million in 2019, mainly due to the increase in personnel and other expenses related to the COVID-19 pandemic in 2020.

Adjusted EBITDA

Adjusted EBITDA in 2020 totaled R$ 14,949 million, 39% higher than the R$ 10,724 million in 2019. This increase is chiefly due to: (i) the increase in average USD against the BRL (31%); (ii) the growth in pulp sales volume (15%); and (iii) the lower cash cost of production (-9%).

Net Financial Result

Net financial result was an expense of R$ 26,085 million in 2020, compared to net financial expense of R$ 6,726 million in 2019. This result mainly reflects the increase in expenses with inflation adjustment, exchange variation and the loss on derivatives.

Inflation adjustment and exchange variation generated a negative impact of R$ 12,531 million on the 2020 result, compared to the negative impact of R$ 1,965 million in 2019. Derivative operations generated a loss of R$ 9,423 million in 2020, compared to a loss of R$ 1,075 million in 2019, mainly due to the strong impact of a weaker BRL and the high volatility on debt hedge transactions and cash flows. During 2020, the COVID-19 pandemic triggered major impacts on global economies, and efforts at risk aversion negatively affected the BRL in a highly volatile scenario.

Net Income (Loss)

As a result of the above, especially the effect of a weaker BRL on financial results, the Company recorded net loss of R$ 10,715 million in 2020, compared to net loss of R$ 2,815 million in 2019.

Debt

Gross debt on December 31, 2020 amounted to R$ 72,899 million, of which 97% were long-term maturities and 3% short-term maturities. Debt denominated in foreign currency accounted for 80% of the Company's total debt, while debt in local currency accounted for the remaining 20%. The percentage of gross debt denominated in foreign currency, considering the effect from debt hedge, was 95%. Comparing 2020 with the previous year, the increase in gross debt was mainly due to the 29% decline in BRL during the period.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is denominated in foreign currency. This structural exposure allows it to contract export financing in USD to match financing payments with receivable flows from sales.

On December 31, 2020, the total average cost of debt in USD was 4.5% p.a. (debt in BRL adjusted by the market swap curve). The average term of consolidated debt was 86 months at the end of the year.

Cash and cash equivalents on December 31, 2020 were R$ 9,232 million, 70% of which were invested in foreign currency in fixed-income and short-term investments, and the portion in local currency was invested in government and fixed-income bonds, remunerated at a percentage of the DI rate.

The company has two standby credit facilities untapped totaling R$ 3,598 million – one in Brazilian real for R$ 1 billion available until 2021 and the other for US$ 500 million available until 2024. These facilities help improve the company's liquidity position and can be withdrawn during times of uncertainty, such as during the first half of the year, when the COVID-19 pandemic broke out. As a result, the current cash position of R$ 9,232 million plus the facilities described above amount to a readily available cash position of R$ 12,830 million.

On December 31, 2020, net debt stood at R$ 63,667 million (US$ 12,252 million), compared to R$ 54,105 million (US$ 13,423 million) on December 31, 2019. The biggest driver of the increase in net debt in local currency was the exchange variation during the period.

The ratio of net debt to Adjusted EBITDA in BRL stood at 4.3x on December 31, 2020, compared to 5.0x at the end of 2019. The same ratio in USD (a measure established in Suzano’s financial policy) fell to 4.3x on December 31, 2020, from 4.9x at the end of 2019.

OPERATING CASH GENERATION

Operating cash generation (adjusted EBITDA less sustaining capex) amounted to R$ 11,543 million in 2020, up 63% from the R$ 7,063 million in 2019.

(R$ million)	2020	2019
Adjusted EBITDA ¹	14,949	10,724
Maintenance Capex²	(3,406)	3,661
Operating Cash Flow	11,543	7,063

¹ Excludes non-recurring items and PPA effects.

² Cash basis.

DIVIDENDS

The Bylaws of Suzano establish a minimum mandatory dividend equivalent to the lowest amount between 25% of net income after constituting the legal reserves for the fiscal year or 10% of Operating Cash Generation from the respective fiscal year. Operating Cash Generation is obtained by deducting sustaining capex from Adjusted EBITDA. Since the Company recorded net loss in 2020 (R$ 10,715 million), there is no minimum dividend to be distributed in 2021.

RATINGS

During 2020, Suzano retained the investment grade rating (BBB-) on the global scale assigned by Standard and Poor’s and Fitch Ratings, with the outlook maintained at negative due to the prevailing adverse scenario in the pulp market, which gave rose to prospects of a slowdown in the Company’s deleveraging process. Moody’s assigned the ‘Ba1’ rating on a global scale, with a stable outlook.

CAPEX

Capex totaled R$ 4,225 million in 2020, of which R$ 3,406 million went to industrial and forest maintenance. Investments in Land and Forests totaled R$ 365 million, which primarily went to projects seeking new and more efficient areas to increase forest competitiveness and to support the Company's organic growth plans. Investments in Expansion and Modernization totaled R$ 242 million, mainly going to projects aimed at increasing the competitiveness of our indusial units. Investments in Port Terminals amounted to R$ 120 million and primarily went to implementing the Vértere project.

CAPITAL MARKETS

Suzano’s stock is listed on the Novo Mercado, the trading segment of the São Paulo stock exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) – ADR Level II under the ticker symbols SUZB3 and SUZ, respectively.

On December 31, 2020, the capital stock of the Company was represented by 1,361,263,584 common shares (SUZB3 and SUZ), of which 12,042,004 common shares were held in treasury. SUZB3 stock ended the year quoted at R$ 58.54/share, while SUZ stock was quoted at US$ 11.18/share.

SUSTAINABILITY

Sustainability has always been an important theme in Suzano’s operations, strategies, decisions and relationships. However, the year 2020 showed that sustainability is necessary in all spheres for us to overcome the challenges faced by our society, and that this is a path of no return. We entered the era of regenerative economy and Suzano is aware of its role in recovering the environment and in perpetuating life beyond financial returns to ensure more equitable relations and the welfare of all beings.

As an extension of the sustainability practices that Suzano translates from its strategy to the daily management of environmental, social and governance issues, this year it was included in the portfolio of the Dow Jones Sustainability Index – Emerging Markets (DJSI Emerging Markets), as well as the Corporate Sustainability Index 2021 (ISE) and Carbon Efficient Index (ICO2 B3) of B3. Also in 2020, in the very first year of its participation in the Carbon Disclosure Project (CDP), Suzano was placed as “B” on the Climate, Water and Forest questions. CDP is a not-for-profit charity that is the global reference in the disclosure and management of environmental impacts. Such recognitions only reaffirm that the path being taken is the right one.

To guarantee the improvement of its ESG (Environmental, Social and Governance) practices, the Company has a Sustainability Committee, which advises the Board of Directors. In 2020, the Committee was a key driver behind the corporate commitments, long-term goals and the move towards sustainable finance.

Based on the purpose of Renewing Life Inspired by Trees, in 2021 Suzano will continue to seek improvements in this continuous journey of generating shared value. The Company publishes its annual Sustainability Report in accordance with GRI guidelines, which is filed with the Securities and Exchange Commission of Brazil (CVM) through the IPE system, under the category "Sustainability Reports" and is also available on the Investor Relations website in the “Sustainability” section.

COVID-19

The global scenario in 2020, drastically affected by the COVID-19 pandemic, brought to the spotlight profound discussions of how the Company sees - and the role it plays in - the world. Moreover, social issues such as economic inequality, diversity and inclusion, which are essential for meaningful progress on the theme, have never been the subject of so much internal discussion.

Suzano, in line with its driver “It’s only good for us if it’s good for the world,” addressed the issue on both the internal and external fronts. The Company always gave priority to the health of its employees and, even before restrictions were announced by authorities on circulation, it placed in working from home all the employees whose onsite presence at the units was not required. For employees whose presence was essential for the operations, it took all the required measures to minimize all risks. On the external front, Suzano helped import masks and ventilators from China, contributed to the production of 6,500 ventilators and assisted several other projects, such as the construction of field hospitals, support for suppliers to maintain the health of their businesses and, most recently, in January 2021, the Company helped the city of Manaus by sending 280,000 m3 of oxygen to mitigate the public health crisis there.

Despite the global scenario in 2020, Suzano incessantly sought progress on diverse sustainability fronts.

Long-Term Targets

The Company is aware of its impact on the lives of people, including its 2 billion consumers worldwide, which goes beyond the direct management of its business and the creation of jobs in the communities where its operations are located. In line with this sustainability strategy and based on issues it considers important, in early 2020 Suzano announced the following long-term targets to be achieved by 2030 in order to expand its role in the value chain and society:

Be even more climate positive:

- 40 million tons of carbon to be removed from the atmosphere by 2030 (removals – scope 1, 2 and 3 emissions);

Substitute plastics and petroleum products:

Offer 10 million tons of products from renewable origin to replace plastic and other petroleum-based products by 2030;

Mitigate the problem of income distribution:

Lift 200,000 people out of poverty in our areas of influence by 2030;

Climate Change:

Reduce specific emissions by 15% (scopes 1 and 2) by 2030;

Energy:

Increase by 50% the export of renewable energy by 2030;

Education:

Improve the IDEB indicator of the quality of education by 40% in all priority towns;

Industrial Waste:

Reduce by 10% the waste sent to landfills, transforming it into subproducts by 2030;

Water:

•	Increase water availability by 100% in critical drainage basins by 2030;

•	Reduce by 15% the water withdrawn at industrial operations by 2030;

Diversity and Inclusion:

•	Fill 30% of leadership positions (managers and above) with women and 30% with black professionals[1] by 2025;

•	Ensure 100% accessibility and inclusive working environments and zero prejudice witnessed or experienced by persons with disabilities (PWDs) by 2025.

•	Achieve 100% inclusive environment and zero prejudice witnessed or experienced by LGBTI+ employees[2] by 2025.

Another advance was the inclusion of the Diversity and Inclusion target in the variable compensation package of the entire company leadership. In addition, all other long-term goals are included in the variable remuneration of senior management for 2021.

Sustainability-Linked Bonds

In 2020, Suzano took an important step in the area of sustainable finance by linking financial operations to its ESG performance. In the second half of the year, the company issued a Sustainability-Linked Bond (SLB), in which the cost of the funds raised is linked to one or more sustainability targets. This operation in the bonds market was the first of its kind executed by Suzano, the second in the world, the first in the Americas and the first issue in compliance with the SLB Principles established by the International Capital Market Association (ICMA). The SLB was linked to an interim target to be achieved by 2025 of 0.190 tonCO2e/ton of product and is related to the 2030 goal of reducing emissions, thereby underlining our commitment to society. Moreover, the issue of an SLB by Suzano represented concrete evidence of monetizing its ESG - till then intangible - as well as a stimulus to seek fresh opportunities in sustainable finance in the future.

1. Terminology used by the Brazilian Institute of Geography and Statistics (IBGE), comprising black and brown people.

2. Suzano chose to use the acronym LGBTI+, which includes lesbians, gays, bisexuals, transgenders and intersex people, with the plus (+) sign representing other sexual orientations and gender identities and expressions.

GOVERNANCE

Since 2017, the Company has been listed on the Novo Mercado special listing segment of B3 S.A. – Brasil, Bolsa, Balcão, and since 2018, its shares have been listed on Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE). Considering this broad regulatory environment in which the Company operates, Suzano is committed to corporate governance best practices, such as the principles issued by the Brazilian Institute of Corporate Governance (IBGC), the Securities and Exchange Commission of Brazil (CVM), the Securities Exchange Commission of USA (SEC) as well as B3 and NYSE.

The Company has a consistent and effective governance structure that functions in a clear, transparent and well-grounded manner to aid in the decision-making process and in the equitable treatment and protection of the interests of shareholders, the Company and the market.

In its mission, the Board of Directors maintains a broad vision, relying on the valuable participation and support from other bodies in the Company’s governance structure: the Shareholders Meeting, Executive Board, Statutory Audit Committee, Audit Board, Internal and External Audit and other non-statutory advisory committees reformulated in 2019, such as the Sustainability, Management and Finance, Strategy and Innovation, People, Compensation, and Eligibility Committees. In addition to the support from the management, supervision and advisory bodies, the Board of Directors has several tools to assist it in its governance activities, notably the Code of Conduct and the policies adopted by the Company, all in alignment with its Bylaws, which synthesize the corporate governance principles and disseminate these principles and practices across diverse governance fronts. These policies include the Related Party Policy, the Integrated Risk Management Policy, the Anticorruption Policy, the Material Act or Fact Disclosure Policy, the Trading Policy for Securities Issued by Suzano S.A. and the Debt Policy.

Through this management and control model, which relies on the engagement of all bodies and the use of the above-mentioned mechanisms and tools, as well as the disclosure and the guarantee of information transparency through the reference Form, the 20-F Form, the Governance Statement and diverse documents disclosed on the Investor Relations Website, the Company ensures compliance with the fundamental principles of transparency, equity, accountability and corporate responsibility in its relations with stakeholders while constantly improving its corporate governance.

AUDIT AND INTERNAL CONTROLS

Suzano's Internal Controls Management process is structured and covers the Management, including the Committees and Commissions that advise the Board of Directors and the Executive Board, the Management and all the Company's employees, with the purpose of allowing safer driving, and efficient business, in line with established regulations. Based on the annual review, or when required, process flows are continuously validated and compliance tests are regularly applied to assess the effectiveness of existing internal controls versus the risks to which Suzano is exposed. The Company systematically applies the Control Self Assessment (CSA) methodology, an integrated solution that helps to document, on a quarterly basis, the performance of controls related to financial statements and management, focusing on key obligations to the business, contributing to the permanent monitoring to the strict respect for laws, rules and regulations, policies and procedures, as well as in the implementation of contingency plans, ensuring proper segregation of function and avoiding conflicts of interest. In 2020, the Company intensified the review of its processes and controls, reinforced face-to-face training and e-learning with a focus on the expected behavior under the Sarbanes-Oxley Law (SOx), on the topics of Anti-Corruption, Loss Prevention and Fraud and reinforcing the Culture of Internal Controls.

Additionally, the controls are reviewed by the Internal Controls Management area, tested by internal auditors, evaluated by an independent external audit, and systematically reported to the Executive Board, Board of Directors, Statutory Audit Committee and Fiscal Council, through a minimum agenda established with these governance bodies.

In case of violation of internal rules and external requirements, disciplinary guidelines and/or corrective measures are taken. If necessary, these violations are referred to the Conduct Management Committee, an advisory body to the Board of Directors.

In compliance with Section 404 of the Sarbanes-Oxley Act, the effectiveness of internal controls related to financial information is based on criteria established in the Internal Control - Integrated Framework defined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). According to this assessment, the controls are adequately designed and no significant and/or material deficiencies or observations were identified so far that could compromise the Company's certification. The findings of these assessments are submitted to the Audit Committee, the Audit Board and the independent audit firm PricewaterhouseCoopers Auditores Independentes, whose work corroborates the improvement in internal controls, especially those related to tax, accounting and information technology.

PEOPLE

Journey in Progress

Since 2019, through the Human Resources eXperience (HRX) program, Suzano encourages the exchange of ideas to jointly create an exceptional journey for employees in the organization.

The project involved 250 employees in diverse locations, positions and areas and, in 2020, its efforts resulted in the development of a new way of functioning, a new structure and new People and Management products. The area also underwent digital transformation and incorporated into its daily activities the principles of agility, employee-centric culture, data-orientation, change management and skills for the future.

Suzano Leader Profile

As part of this movement, we expanded our view of leadership and defined what we call the “Suzano Leader Profile,” which comprises six attributes linked to our Culture Drivers: Inspire, Communicate, Connect, Transform, Deliver results and Groom people.

360º Vision

In 2020, for the first time Suzano conducted the 360º assessment of its employees, which considers, in addition to the views of the direct manager, the opinion of peers, partners, leaders and team members on the performance of the employee. The company believes that this is one of the fundamental tools to build a more collaborative development plan. In this first assessment cycle, 78% of the company’s professionals took part.

Note that the 360º Vision, the performance forums (which analyze the deliveries and potential of employees) and other people development forums at Suzano started to consider in their analyses this year the six attributes of the Suzano leader profile.

The Value of Diversity

Suzano believes that a work environment that values diversity, respect and ethics, and where people truly feel welcomed is much more capable of developing the potential of its employees and the company as a whole.  It is in the plurality of our team that we are best capable of understanding the diverse requirements of the market and society.

This belief has been taking root more vigorously in the company since the creation in 2016 of Plural, an organic and voluntary movement, which was institutionalized in 2019 and which made further advances in 2020. The movement encourages internal stakeholders to initiate and participate in discussions on diversity and inclusion, identify problems, find solutions and support top management in keeping important issues on these topics in the company’s plans.

Currently, some of the main diversity and inclusion issues on the agenda are part of the business strategy and are expressed in the company’s long- and short-term goals and in the compensation criteria of our managers and higher positions.

Suzano has made considerable progress in its journey of diversity and inclusion in recent years, but is aware that there is still a long way to go before it reaches a satisfactory level of equality in terms of race, gender and opportunities in its work environment and achieves its goal of ensuring an environment that is 100% inclusive and free of discrimination.

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